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Happy Birthday Altair, you're on Wefunder

Today, on Altair's first birthday, we take a look at the year that was, the road ahead of us, as well as a way for you to get involved in the growth of Altair as a whole.

Bryan Veloso
Jul 1, 2021 · 5 min read


HAPPY FIRST BIRTHDAY
Altair
A mindfully-designed streaming service that you can invest in.

Anybody that knows me knows that I'm a big fan of nostalgia. I take trips back to past experiences—both good and bad—to get a sense of where I've been, how far I've come, and where I'm headed. It's one of the few ways I have to see through a blind mind's eye. Days like today are quite special to me—as birthdays are the perfect opportunity to take a look at a year that was and the year to come.


Bryan Veloso
@avalonstar
Anybody know how to start a streaming service? Asking a for a friend.
12:06 PM · Jun 22, 2020
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A Look Back

When the eight of us came together last year, our vision of Altair was for it to be a company that *stood independent*, a company that *challenged the status quo*, and a company that *understood its user base*. We've talked a lot about the ethos of the company, both here and on Twitter. So I'll be taking this time to look back at those three points.

Understanding Our User Base

I dislike using the "by _____, for _____" cliche, but I feel it's apt here.

All eight of us at some point in time have streamed. Two of us did that full-time for 4+ years. One of us is still persuing that career. We have—personally or by close association—been exposed to the mental trials, tribulations, and guilt that can accompany being a creator. It's a shared experience that has informed and driven our product decisions as we head towards our debut season. We're actively interviewing creators about their experiences to fill in knowledge gaps.

With the help of our Visionaries—our earliest supporters—we have heavily invested in making sure we're actively learning from industry events, and reaffirming or shifting our design decisions if necessary.

In some ways, our goal of shifting the mindset of the industry is a tougher goal than staying afloat as a business. Any business can make money. But we're out to prove that there can be a future where a creator can stream with minimal guilt, and minimal anxiety without jeopardizing their income. We want this future for us, for our friends, and for the industry *as a whole*.

Challenging the Status Quo

Most of the last year has been an exercise in learning to be **holistic**. In this respect, we're borrowing from the medical definition of the word: *"taking into account mental and social factors, rather than just the symptoms [of a disease]."*

> "... *I like the way you're all questioning everything.*"

That's paraphrased, but it's from a brilliant individual we recently brought on as an advisor on our video infrastructure. Every aspect of the product and the business questions what currently exists:

- *Metrics can cause anxiety* if the creator doesn't have the proper mental tools to handle them. So, they're opt-in and accompanied by mindful messaging and educational resources.
- Bad actors cause stress and anxiety to both a creator and their community. So, our authentication and permissions systems serve as methods to lock out bad actors. Not only in the given community, but if necessary, all the communities that a creator's staff moderate.
- Social media advertising is intrusive and it exploits users and their data. Depending on cuts from creator subscriptions shoves them into what is essentially the gig ecomcomy, working more hours just to make ends meet. So, we challenged ourselves to find a business model whose ultimate goal is to separate those concerns. As long as the business can stay afloat (with what we've deemed the *Altair Membership*), it will be our mission to make sure creators receive what they've earned.
- ... and more.

Standing Independent

We're still a mostly bootstrapped and independently-owned operation. Like other companies that have inspired us over the years, we worked extremely hard to make sure that we could make it to *Season 1*, with a product and a company we were proud of.

Those who have invested in us, like my old colleague Zach Holman, have opted to join us under different terms than most angels would be used to. It's that open-mindedness to the way business *can* be done that inspires the team that all of this is possible.

Being independent is of the utmost importance to us, because it allows us to focus on our outlined mission. We're working within set restrictions, *now*. We're having to rethink the way we deliver video at a lower cost before we achieve critical mass, *now*. We *chose* not to take millions of dollars in venture capital funding because we dislike what we've seen that money do to companies we love. Our word is our bond, our mission is our strength, and our voice should stay ours.

On this track, we'll launch *eventually*. Dave's our designer. Cody's working on our video and chat infrastructure. I'm doing frontend and backend engineering, which I'll be handing off to our newest team member Raul starting tomorrow. But one of the lessons I've learned from Zach is that an unlaunched product after a year-and-a-half of working on it is at a higher risk to fold.

Streaming's an expensive industry to break into, and there's a definite risk of us burning out before the finish line. While we still have money in the bank, we want to cross that pre-season line in November. So, we'll need a little help.

That's where you come in.

Hello Wefunder

Today, we're happy to announce our debut on Wefunder. Wefunder is like Kickstarter, but instead of buying a to-be-developed *product*, you're investing in a developing *company*.

Invest in Altair: A mental wellness-focused live streaming service for all types of creators. | Wefunder
A mental wellness-focused live streaming service for all types of creators.

Altair on Wefunder


Altair

Head to the Wefunder to learn more about the campaign! You'll find all the relevant information there.

Don't worry if you can't invest. There are multiple ways to grow a business like ours. One way is our Visionary program. Another is one of the hardest to achieve these days: proper *visibility*. Tell your friends and your favorite creators about our mission, etc! Every little bit helps. We've made it this far purely from word-of-mouth.

A Look Ahead

Our debut on Wefunder is a huge step for us, because it gives people like you the chance to have a real effect on the future of Altair. It aligns with our mission, and more importantly, the **people** aligned with that mission.

We have a busy four months ahead of us as we work hard on what we're calling the *Pre-season,* or what we consider minimally viable. The team and our Visionaries will be streaming live on Altair starting then, and we'll be taking that time to stress test our systems and dogfood our product. After that, we'll throw the doors open for other creators to stream with *Season 1* and our journey will truly begin from there.

The last year has been a whirlwind of emotions for this team, and as a first-time designer-founder/CEO, I couldn't be prouder of the people we've brought together to bring this to you. We all believe in the mission we've set wholeheartedly, and ask for your patience for just a little longer as we finish putting the product together.

Thank you for believing in us. Thank you for beliving in Altair. 💫

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Bryan Veloso
Jul 2, 2021 · 1 min read

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It's time to talk about something very near and dear to us: the safety of you and your communities.

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Jun 19, 2021 · 4 min read